Filed by Eagle Nuclear Energy Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp. II

Commission File No. 001-41529

Subject Company: Eagle Energy Metals Corp.

Commission File No. 333-290631-01
Date: February 19, 2026

As previously disclosed, on July 30, 2025, Spring Valley Acquisition Corp. II, a Cayman Islands exempted company (“SVII”), entered into an Agreement and Plan of Merger (the “Original Merger Agreement”) with Spring Valley Merger Sub II, Inc. (“Merger Sub 2”), a Nevada corporation, and Eagle Energy Metals Corp., a Nevada corporation (“Eagle”). On September 29, 2025, SVII, Merger Sub 2, and Eagle restructured the transactions contemplated under the Original Merger Agreement by entering into an Amended and Restated Agreement and Plan of Merger (as the same may be amended, supplemented or otherwise modified from time to time, the “A&R Merger Agreement”) by and among Eagle Nuclear Energy Corp., a Nevada corporation (“New Eagle”), Spring Valley Merger Sub III, Inc., a Cayman Islands exempted company (“Merger Sub 1”), Merger Sub 2 (and together with Merger Sub 1, the “Merger Subs”), SVII, and Eagle. The A&R Merger Agreement amends and restates, in its entirety, the Original Merger Agreement.

On February 19, 2026, Eagle made the below communications on its LinkedIn and X accounts.

On February 18, 2026, the following article by Anthony Harrup was published online by The Wall Street Journal (www.wsj.com).

Rising Demand for Nuclear Power Pressures Uranium Supply

World uranium production has been lower than demand for several decades, and utilities are making up the difference mostly by drawing on stockpiles

The surge in demand for data centers and nuclear power to keep them running is stressing the global uranium supply, raising concerns about a potential shortage of fuel for reactors.

World uranium production has been lower than demand for several decades, and utilities are making up the difference mostly by drawing on stockpiles.

“Nuclear demand is rising and there needs to be, ultimately, more uranium purchased,” said Jacob White, ETF products director at global asset management firm Sprott, which runs the world’s biggest physical uranium trust.

The U.S. has the world’s largest fleet of nuclear reactors, followed by China and France, and China is leading the way in new plants under construction, according to the World Nuclear Association.

There are enough uranium resources globally to cover projected growth in nuclear power, but large quantities of investment are needed in exploration and production to meet future reactor requirements, the association said in its 2025 World Nuclear Fuel Report.

Going Nuclear

World Uranium Production vs. Demand

“The market is already structurally in deficit, just to fuel the current fleet of active reactors,” said Ben Elvidge, product head at Uranium.io, a blockchain-based platform for buying and trading physical uranium. “By the time you build in reopenings and extensions of the life of reactors, the demand side is going to continue to grow exponentially.”

Uranium is the primary fuel used in nuclear reactors, but it needs to be enriched by separating the more radioactive particles that create a chain reaction to release energy. That is done by converting it into a gas and spinning it at high speeds in a centrifuge.

With the two largest economies driving nuclear energy demand, more uranium needs to be mined, converted and enriched, analysts say.

“I think that for miners to bring up production they need assurances that long-term prices will not only rise but rise sustainably over time,” said Kenny Zhu, an energy and commodities research analyst at ETF firm Global X.

The U.S. has little uranium production, and relies heavily on imports from Canada, Kazakhstan, Australia and Russia.

The reliance on foreign countries for uranium “is a bit worrisome when you look at nuclear buildup that China, Russia, and India are doing,” said Mark Mukhija, chief executive of Eagle Energy Metals.

The U.S. has only about 1% of the world’s uranium deposits, but around 30% of its nuclear power generation. “The United States will never be able to produce all the uranium that is needed, so we will always need Canadian and Australian imports. You would want to produce every pound of domestic uranium you can get,” Mukhija said.

Eagle Energy Metals, which is in the process of going public through a proposed business combination, is developing the Aurora uranium mining project in southeastern Oregon, with first production expected in 2032.

Some see recycling of spent nuclear fuel eventually contributing to supply, and the Energy Department has made grants to companies developing recycling technologies, among them Curio and Oklo.

“I see a strong market demand for recycling as a key missing piece of the U.S. nuclear fuel cycle that has deteriorated over the years,” said Curio chief executive Ed McGinnis.

The U.S. imports about two-thirds of its enriched uranium, much of it from Russia, which faces a total ban starting in 2028.

“The question now before us is whether there is sufficient capacity that’s going to come online from Western sources in 2028 to offset the Russian gap,” said Amir Vexler, chief executive of U.S. enrichment company Centrus Energy.

“I think we can safely say that the market is going to be more strained in terms of supply than it’s been before, at least in recent history. Whether it’s going to create an issue or not remains to be seen,” he added.

Centrus Energy is expanding a manufacturing facility in Oak Ridge, Tenn., investing more than $560 million to produce thousands of advanced centrifuges for its uranium enrichment plant in Ohio, which it’s also expanding.

Urenco, which supplies around a third of the U.S.’s enriched uranium from its plant in New Mexico, last year added centrifuges as part of a three-year expansion plan.

Orano USA, a unit of France’s Orano Group, is developing a $5 billion nuclear fuel enrichment plant, also in Oak Ridge, Tenn., with first deliveries expected at the start of the 2030s.

If the U.S. were to meet its goal of quadrupling nuclear power generation by 2050, it would imply increasing uranium enrichment twelvefold if all the fuel is to be domestically sourced, said Jean-Luc Palayer, chief executive of Orano USA.

“There’s no time to lose. The U.S. needs more domestic and more diversified enrichment capacity,” Palayer said.

Anthony Harrup reports for The Wall Street Journal from Mexico City. He covers economy, central bank, markets and corporate news.

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Additional Information and Where to Find It

In connection with the transactions contemplated by the A&R Merger Agreement (the “Proposed Business Combination”), New Eagle filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-290631) (the “Registration Statement”), which includes a preliminary prospectus with respect to New Eagle’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement to be distributed to holders of SVII’s Class A Ordinary Shares in connection with SVII’s solicitation of proxies for the vote by SVII’s shareholders with respect to the Proposed Business Combination and other matters described in the Registration Statement (collectively, the “Proxy Statement”). The SEC declared the Registration Statement effective on January 30, 2026 and SVII filed the definitive Proxy Statement with the SEC on February 2, 2026 and will be mailing copies to holders of record of SVII’s common stock as of January 5, 2026, the record date to vote on the Business Combination. This document does not contain all of the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVII, New Eagle or Eagle may file with the SEC. Before making any investment or voting decision, investors and security holders of SVII, New Eagle and Eagle are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about New Eagle, Eagle, SVII and the Proposed Business Combination. Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVII, New Eagle or Eagle through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVII may be obtained free of charge from SVII’s website at www.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. II, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

New Eagle, Eagle, SVII and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVII’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVII’s directors and executive officers, please refer to SVII’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on April 11, 2025 (the “2024 Form 10-K”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVII’s shareholders generally, will be included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, carefully, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVII’s, New Eagle’s, Eagle’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits thereof; the outlook for Eagle’s or New Eagle’s business; the abilities to execute Eagle’s or New Eagle’s strategies; projected and estimated financial performance; anticipated industry trends; the future price of minerals; future capital expenditures; success of exploration activities; mining or processing issues; government regulation of mining operations; and environmental risks; as well as any information concerning possible or assumed future results of operations of Eagle or New Eagle. The forward-looking statements are based on the current expectations of the respective management teams of Eagle, New Eagle, and SVII, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVII’s securities; (ii) the risk that the Proposed Business Combination may not be completed by SVII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVII; (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the A&R Merger Agreement by the shareholders of SVII and the receipt of regulatory approvals; (iv) market risks; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the A&R Merger Agreement; (vi) the effect of the announcement or pendency of the Proposed Business Combination on Eagle’s business relationships, performance, and business generally; (vii) risks that the Proposed Business Combination disrupts current plans of Eagle and potential difficulties in its employee retention as a result of the Proposed Business Combination; (viii) the outcome of any legal proceedings that may be instituted against Eagle or SVII related to the A&R Merger Agreement or the Proposed Business Combination; (ix) failure to realize the anticipated benefits of the Proposed Business Combination; (x) the inability to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq Capital Market or a comparable exchange; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro- economic and social environments affecting its business; (xii) fluctuations in spot and forward markets for lithium and uranium and certain other commodities (such as natural gas, fuel oil and electricity); (xiii) restrictions on mining in the jurisdictions in which Eagle operates; (xiv) laws and regulations governing Eagle’s operation, exploration and development activities, and changes in such laws and regulations; (xv) Eagle’s ability to obtain or renew the licenses and permits necessary for the operation and expansion of its existing operations and for the development, construction and commencement of new operations; (xvi) risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); (xvii) inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; the speculative nature of mineral exploration and development; the inability to determine, with certainty, production and cost estimates; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); (xviii) environmental regulations and legislation; (xix) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xx) risks relating to Eagle’s exploration operations; (xxi) fluctuations in currency markets; (xxii) the volatility of the metals markets, and its potential to impact Eagle’s ability to meet its financial obligations; (xxiii) disputes as to the validity of mining or exploration titles or claims or rights, which constitute most of Eagle’s property holdings; (xxiv) Eagle’s ability to complete and successfully integrate acquisitions; (xxv) increased competition in the mining industry for properties and equipment; (xxvi) limited supply of materials and supply chain disruptions; (xxvii) relations with and claims by indigenous populations; (xxviii) relations with and claims by local communities and non-governmental organizations; and (xxix) the risk that the Series A Preferred Stock Investment may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all. The foregoing list is not exhaustive, and there may be additional risks that neither SVII, Eagle, nor New Eagle presently know or that SVII, Eagle, and New Eagle currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the 2024 Form 10-K, the risks described or to be described in the Registration Statement, the Proxy Statement, and any amendments or supplements thereto, and those discussed and identified in filings made with the SEC by SVII, New Eagle or Eagle from time to time. Eagle, New Eagle, and SVII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither Eagle, SVII, nor New Eagle undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that New Eagle, Eagle or SVII will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVII’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to review carefully.